Exhibit A

NATIONAL FUEL RESOURCES, INC.
INCOME STATEMENT

	Three Months Ended December 31, 2003	Twelve Months Ended December 31, 2003
	Actual	Actual
Operating Revenues	$56,952,753	$318,936,197

Operating Expenses:
Purchased Gas	54,846,666	308,823,286
Purchased Electric	--	(3,328)
Operation	753,321	2,826,157
Depreciation, Depletion
& Amortization	28,648	120,966
Franchise & Other Taxes	105,461	59,145

	55,734,096	311,826,226

Operating Income	1,218,657	7,109,971

Interest Income	160,074	885,740
Interest Expense	6,096	31,256

Net Income Before Taxes	1,372,635	7,964,455

Income Taxes:
Federal	449,001	3,064,896
State	109,833	82,875
Deferred	8,220	(271,144)

	567,054	2,876,627

Net Income	$805,581	$5,087,828